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                           November 30, 2021

       William A. Ray
       President and Chief Executive Officer
       BancPlus Corporation
       1068 Highland Colony Parkway
       Ridgeland, MS 39157

                                                        Re: BancPlus
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed November 23,
2021
                                                            File No. 333-261311

       Dear Mr. Ray:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Michael Waters